Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Hedge Fund Guided Portfolio Solution

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$19,180,225.74(1)	0.0001102%	$2,113.66(2)

Fees Previously Paid

Total Transaction Valuation	$19,180,225.74(1)

Total Fees Due for Filing			$2,113.66

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$2,113.66

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of November 1, 2022.

(2)	Calculated at $110.20 per $1,000,000 of the Transaction Value.